Filed by Symmetry Medical Inc.

Pursuant to Rule 425

Under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Symmetry Surgical Inc.

Commission File No. 333-198596

Subject Company: Symmetry Medical Inc.

Commission File No. 001-32374

PRESS RELEASE

Contact: Symmetry Medical Inc. Fred L. Hite Senior Vice President Chief Financial Officer (574) 371-2218	Investors and Media: The Ruth Group Zack Kubow (646) 536-7020 zkubow@theruthgroup.com

Symmetry Medical Announces Mailing of Definitive Proxy Statement and Prospectus Related to Proposed Merger

Special shareholder meeting scheduled for December 4

WARSAW, Ind., November 5, 2014 - Symmetry Medical Inc. (NYSE: SMA), a leading global source of innovative medical device solutions, including surgical instruments, orthopedic implants, and sterilization cases and trays, announced today that it is mailing the definitive proxy statement and prospectus regarding its agreement to sell its OEM Solutions business and concurrently transfer to its shareholders ownership in a new company holding its Symmetry Surgical business, Symmetry Surgical Inc. The Company will hold a special shareholder meeting on December 4, 2014, to approve the proposed transaction.

The Company expects to complete the transaction promptly following approval by its shareholders, subject to customary closing conditions. Symmetry Medical’s special meeting of shareholders will be held at 8:30 a.m. CST on December 4, 2014 at 3034 Owen Dr. Antioch, Tennessee 37013.

There can be no assurance regarding the ultimate timing of the proposed transaction or that the transaction will be completed. Symmetry Medical does not intend to provide regular updates on its progress regarding this transaction, but will announce completion of the transaction and will make such other disclosures as required by applicable law.

About Symmetry Medical Inc.

Symmetry Medical Inc. is a leading global source of innovative medical device solutions, including surgical instruments, orthopedic implants, and sterilization cases and trays. The Company’s thousands of Teammates provide design, development and worldwide production capabilities for these products to customers in the orthopedic industry, other medical device markets, and specialized non-healthcare markets. Symmetry Medical’s trusted reputation and brands, broad Intellectual Property portfolio and commitment to innovation enable it to collaborate with hundreds of global medical device manufacturers as well as thousands of hospitals to provide solutions for today’s needs and tomorrow’s growth.

Forward Looking Statements

Statements in this press release regarding Symmetry Medical Inc.'s business and the planned separation of the Symmetry Surgical business, which are not historical facts may be "forward-looking statements" that involve risks and uncertainties, within the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are predictive in nature and are frequently identified by the use of terms such as "may," "might," "will," "should," "expect," "believe," "anticipate," "plan," "estimate," "intend," and similar words indicating possible future expectations, events or actions. Such predictive statements are not guarantees of future performance, and actual outcomes and results could differ materially from our current expectations. We refer you to the "Risk Factors" and "Forward Looking-Statements" sections in Symmetry Medical Inc.’s most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission as well as the Company's other filings with the SEC, which are available on the SEC's Web site at www.sec.gov. In addition to the risks discussed in those filings, the separation of the Symmetry Surgical business into an independent company could present additional risks that could cause actual results to differ materially from those in the forward-looking statements, including the risk of disruption to the management and operations of the Symmetry Surgical business, the risk that the Symmetry Surgical business will be unsuccessful in finding, executing, integrating and managing acquisition opportunities, the risks associated with Symmetry Surgical being required to negotiate and maintain arms-length supply arrangements with the Symmetry Medical Inc. OEM business after the OEM business has been divested, the risk of increased costs and expenses associated by the reduced scale of the Symmetry Surgical business compared to Symmetry Medical Inc.’s current OEM/Symmetry Surgical integrated platform, and the risk that the stand-alone Symmetry Surgical business will not enjoy the benefits of business diversification afforded by Symmetry Medical Inc.’s current integrated OEM/Symmetry Surgical platform.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between Symmetry Medical Inc. and Tecomet Inc. will be submitted to the stockholders of Symmetry Medical Inc. for their consideration. On November 4, 2014, in connection with the proposed merger transaction, Symmetry Medical Inc. filed its definitive proxy statement on Schedule 14A and Symmetry Surgical Inc. filed its prospectus. Symmetry Medical Inc. and Symmetry Surgical Inc. plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF SYMMETRY MEDICAL INC. ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/ PROSPECTUS FILED WITH THE SEC AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the definitive proxy statement and other documents containing important information about Symmetry Medical Inc., Symmetry Surgical and Tecomet through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Symmetry Medical Inc. and Symmetry Surgical Inc., when and if available, can be obtained free of charge on Symmetry Medical’s website at www.symmetrymedical.com or by directing a written request to Symmetry Medical Inc., 3724 North State Road 15, Warsaw, Indiana 46582, Attention: Investor Relations.

Symmetry Medical Inc. and certain of its directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of Symmetry Medical Inc. in connection with the proposed transaction. Information about the directors and executive officers of Symmetry Medical Inc. is set forth in its Annual Report on Form 10-K, which was filed with the SEC on March 10, 2014 and the definitive proxy statement filed with the SEC on March 14, 2014. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation may also be included in the definitive proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

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